Exhibit 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The historical ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated is as follows:
	Year ended December 31,
	2008	2007	2006	2005	2004
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	-	1.20	1.26	1.34	1.16

For the purpose of calculating the above ratios, earnings represent:
•	income from continuing operations before adjustment for income or loss from equity investments; plus
•	fixed charges; plus
•	amortization of capitalized expenses related to indebtedness; plus
•	distributed income of equity investments; minus
•	preferred stock dividend requirements of consolidated subsidiaries.

Combined fixed charges and preferred stock dividends represent:
•	interest expensed; plus
•	amortized premiums, discounts and capitalized expenses related to indebtedness; plus
•	preferred stock dividend requirements of consolidated subsidiaries.

The ratios are based solely on historical financial information and no pro forma adjustments have been made thereto. For the year ended December 31, 2008, earning were insufficient to cover combined fixed charges and preferred stock dividends by $10,382.